# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CARRIAGE SERVICES INC, CIK 0001016281
CUSIP: 143905107
Title of class of securities: Carriage Services Inc Common Stock par value $0.01 per share
Address of issuer's principal executive offices: 3040 POST OAK BOULEVARD, SUITE 300, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 10/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001682317

## Reporting persons
- VINEYARD CAPITAL PARTNERS, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 976,000; sole dispositive power 0; shared dispositive power 976,000; aggregate amount beneficially owned 976,000 (6.1% of the class)
- Jeffrey K Boutwell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 34,000; shared voting power 976,000; sole dispositive power 34,000; shared dispositive power 976,000; aggregate amount beneficially owned 1,010,000 (6.4% of the class)

## Item 1. Issuer
Name of issuer: CARRIAGE SERVICES INC
Address of issuer's principal executive offices: 3040 POST OAK BOULEVARD, SUITE 300, HOUSTON, TEXAS, 77056.

## Item 2. Person Filing
Name of person filing: Vineyard Capital Partners, LLC and Jeffrey K Boutwell
Address of principal business office or, if none, residence:
3320 Thomasville Road, Suite 200
Tallahassee, FL 32308
Citizenship: Vineyard Capital Partners is a Florida LLC and Jeffrey Boutwell is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vineyard Capital Partners, L.L.C. beneficially owns 976,000 shares of common stock of Carriage Services, Inc.

Jeffrey K. Boutwell, as managing member of Vineyard Capital Partners, L.L.C., shares the power to vote and dispose of those 976,000 shares.

Mr. Boutwell also personally owns 34,000 shares over which he exercises sole voting and dispositive power.

Accordingly, Vineyard Capital Partners, L.L.C. beneficially owns 976,000 shares, and Mr. Boutwell beneficially owns an aggregate of 1,010,000 shares.
Percent of class:
Vineyard Capital Partners, L.L.C. beneficially owns 6.1% of the outstanding common stock of Carriage Services, Inc.

Jeffrey K. Boutwell beneficially owns 6.4% of the outstanding common stock, consisting of shares owned personally and shares owned by Vineyard Capital Partners, L.L.C. over which he shares voting and dispositive power.
Sole power to vote or to direct the vote: Jeffrey Boutwell owns 34,000 shares of common stock personally.
Shared power to vote or to direct the vote: Vineyard Capital Partners owns 976,000 shares of common stock. As managing member, Jeffrey Boutwell may direct the vote and disposition of shares of common stock owned by Vineyard Capital Partners.
Sole power to dispose or to direct the disposition: Jeffrey Boutwell owns 34,000 shares of common stock personally.
Shared power to dispose or to direct the disposition: Vineyard Capital Partners owns 976,000 shares of common stock. As managing member, Jeffrey Boutwell may direct the vote and disposition of shares of common stock owned by Vineyard Capital Partners.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- VINEYARD CAPITAL PARTNERS, L.L.C.: Jeffrey Boutwell, Managing Member (10/21/2026)
- Jeffrey K Boutwell: Jeffrey Boutwell, Managing Member (10/21/2026)